# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perceptive Capital Solutions Corp, CIK 0002017526
CUSIP: G70077105
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 51 Astor Place, 10th Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 12/05/2025
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (8.4% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (8.4% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (8.4% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Perceptive Capital Solutions Corp
Address of issuer's principal executive offices: 51 Astor Place, 10th Floor, New York, New York (NY), 10003

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah, and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Fund directly holds 750,000 Class A ordinary shares.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the Class A common shares of the Issuer reported herein. Because the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 13, 2024, the Fund purchased 750,000 Class A ordinary shares from the underwriters of the Issuer's initial public offering (the "IPO"). The aggregate purchase price for all securities acquired by the Fund in the IPO was $7.5 million, which was funded by the working capital of the Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons initially acquired the Class A ordinary shares reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer, and such acquisitions were made in the Reporting Persons' ordinary course of business. The Reporting Persons filed an initial Schedule 13G on June 24, 2024 (the "Schedule 13G").

On December 5, 2025, Perceptive Capital Solutions Corp, a Cayman Islands exempted company ("PCSC"), StarNet Merger Sub I, Corp., a Delaware corporation and a wholly-owned subsidiary of PCSC ("Merger Sub I"), StarNet Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of PCSC ("Merger Sub II"), and Freenome Holdings, Inc., a Delaware corporation ("Freenome"), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the "Business Combination Agreement"). Investment funds advised by RA Capital, including the Fund, are current stockholders of Freenome.

The closing of the Business Combination is subject to the receipt of the requisite approvals of PCSC shareholders and Freenome stockholders and the fulfillment of other closing conditions.

Business Combination Agreement

The Domestication

The Business Combination Agreement provides, among other things, that at least one business day prior to the closing of the transactions contemplated by the Business Combination Agreement (the "Closing" and the date upon which the Closing actually occurs, the "Closing Date"), PCSC will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the "DGCL") and Part 12 of the Companies Act (Revised) of the Cayman Islands (the "Domestication"). In connection with the Domestication, (i) each outstanding Class A ordinary share of PCSC (each, a "PCSC Class A Share"), each outstanding Class B ordinary share of PCSC and each outstanding preference share of PCSC will be converted into one share of common stock, par value $0.0001 per share, of PCSC (the "New Freenome Common Stock"), (ii) PCSC will file the New Freenome COI with the Secretary of State of the State of Delaware and adopt the New Freenome Bylaws (each, as defined below) and (iii) PCSC's name will be changed to "Freenome, Inc." (the resulting post-Closing entity, "New Freenome").

The Mergers

Subject to the terms and conditions of the Business Combination Agreement, following the Domestication, Merger Sub I will merge with and into Freenome, with Freenome as the surviving company in the merger and, after giving effect to such merger, as a wholly-owned subsidiary of PCSC (the "First Merger"). At the time the First Merger becomes effective (the "Effective Time"), (i) each share of Freenome common stock (collectively, "Freenome Common Shares") issued and outstanding as of immediately prior to the Effective Time (including such shares issued upon the conversion of all shares of Freenome preferred stock into Freenome Common Shares prior to the Effective Time in accordance with the terms of the Business Combination Agreement, but excluding Freenome Common Shares held in treasury or by Freenome stockholders who have properly demanded appraisal of such Freenome Common Shares in accordance with Section 262 of the DGCL) will be automatically canceled and extinguished and converted into the right to receive a number of shares of New Freenome Common Stock equal to an exchange ratio, which is based on an implied Freenome base equity value of $725,000,000 and subject to certain adjustments as set forth in the Business Combination Agreement (the "Exchange Ratio"); (ii) each option to purchase Freenome Common Shares (each, a "Freenome Option"), whether vested or unvested, will cease to represent the right to purchase Freenome Common Shares and will be canceled in exchange for options to purchase New Freenome Common Stock under the equity incentive plan to be adopted by PCSC in advance of the Closing (the "New Freenome Equity Incentive Plan"), in an amount equal to the product (rounded down to the nearest whole number) of (x) the number of Freenome Common Shares subject to such Freenome Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such Freenome Option immediately prior to the Effective Time, divided by (ii) the Exchange Ratio, and generally subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Freenome Option immediately prior to the Effective Time; and (iii) each restricted stock unit award that is outstanding with respect to Freenome Common Shares (each, a "Freenome RSU Award"), whether vested or unvested, will cease to have any rights in respect of the Freenome Common Shares and will be canceled in exchange for a restricted stock unit award under the New Freenome Equity Incentive Plan that settles in a number of shares of New Freenome Common Stock (rounded down to the nearest whole share) in an amount and subject to such terms and conditions, in each case, as to be set forth on an allocation schedule, that will generally be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Freenome RSU Award immediately prior to the Effective Time.

As part of the same overall transaction as the First Merger, subject to the terms and conditions of the Business Combination Agreement, Freenome, as the surviving corporation of the First Merger, will merge with and into Merger Sub II with Merger Sub II continuing as the surviving company in the merger (the "Second Merger" and together with the First Merger, the "Mergers").

Governance

PCSC has agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the Closing, the New Freenome board of directors will initially consist of nine directors, which will be divided into three classes, which directors will include one independent designee to be mutually agreed between Freenome and PCSC. Dr. Kolchnisky, a current director of Freenome, is expected to join the New Freenome board of directors in connection with the Closing.

Conditions to Closing

The obligation of PCSC and Freenome to consummate the Business Combination is subject to the approval of the PCSC shareholders and the Freenome stockholders and other customary closing conditions.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the Business Combination Agreement filed as Exhibit 99.2 hereto and the contents of which are incorporated herein by reference.

New Freenome Certificate of Incorporation and New Freenome Bylaws

Concurrently with the Domestication, and prior to the Effective Time, PCSC will file a certificate of incorporation with the Secretary of State of the State of Delaware ("New Freenome COI") and will adopt bylaws ("New Freenome Bylaws"), which together will govern the rights, privileges, and preferences of the holders of New Freenome securities after the Closing.

The foregoing descriptions of the New Freenome COI and New Freenome Bylaws are qualified in their entirety by the forms of the New Freenome COI and New Freenome Bylaws, copies of which are included as Exhibit F and Exhibit G, respectively, to the Business Combination Agreement (filed as Exhibit 99.2 hereto), and the contents of which are incorporated herein by reference.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, on December 5, 2025, PCSC entered into subscription agreements (the "Subscription Agreements") with certain qualified institutional buyers, institutional accredited investors, and other accredited investors, including investment funds advised by RA Capital (collectively, the "PIPE Investors"). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and PCSC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 24,000,000 shares of New Freenome Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $240,000,000 (the "PIPE Financing").

Investment funds advised by RA Capital, including the Fund, have subscribed to purchase an aggregate of 5,255,376 shares of New Freenome Common Stock in the PIPE Financing, for an aggregate purchase price of $54,553,760. The source of funds for the purchase of the shares in the PIPE Financing is the working capital of the funds.

The closing of the PIPE Financing is conditioned upon, among other things, the satisfaction of all conditions precedent to the Closing.

The foregoing description of the Subscription Agreements and the PIPE Financing is qualified in its entirety by reference to the form of Subscription Agreements, a copy of which is filed as Exhibit 99.3 hereto and the contents of which are incorporated herein by reference.

Freenome Transaction Support Agreements and Stockholder Written Consents

Promptly after the signing of the Business Combination Agreement, certain stockholders of Freenome (collectively, the "Freenome Supporting Stockholders"), including investment funds advised by RA Capital, entered into a Transaction Support Agreement (collectively, the "Transaction Support Agreements") with PCSC, pursuant to which the Freenome Supporting Stockholders have agreed to, among other things, (a) as promptly as reasonably practicable (and in any event within two business days) following the time at which the Registration Statement / Proxy Statement is declared effective, execute and deliver to Freenome and PCSC the written consents of stockholders holding a sufficient number of shares of Freenome capital stock required to approve the Business Combination Agreement, each ancillary agreement to which Freenome is a party and the Business Combination, (b) at any meeting of the stockholders of Freenome, however called, and in any action by written resolution of the stockholders of Freenome, to vote (or cause to be voted) (i) in favor of the approval and adoption of the Business Combination Agreement and the Business Combination, and (ii) against and withhold consent to any alternative acquisition proposal or other matter, action or proposal intended or that would reasonably be expected to result in a breach of any of Freenome's covenants or obligations under the Business Combination Agreement, result in any breach to the conditions to Closing thereunder or frustrate the purposes of and otherwise impede or prevent the consummation of the Mergers, or the Business Combination, (c) not, and direct such Freenome Supporting Stockholders' affiliates not to, directly or indirectly, initiate, encourage or otherwise facilitate an alternative acquisition proposal, (d) refrain from transferring any covered securities, (e) appoint PCSC or any individual designated by PCSC for purposes of complying with the obligations under the Transaction Support Agreements as such Freenome Supporting Stockholders' agent, attorney-in-fact and proxy to attend on behalf of such Freenome Supporting Stockholder any meeting of the Freenome stockholders with respect to the Business Combination. The obligations under the Transaction Support Agreement automatically terminate upon the earlier of (i) the Effective Time; and (ii) the termination of the Business Combination Agreement in accordance with its terms.

The foregoing description of the Transaction Support Agreements is qualified in its entirety by reference to the form of Transaction Support Agreement, which is filed as Exhibit 99.4 hereto and the contents of which are incorporated herein by reference.

Post-Closing Ownership of New Freenome Common Stock

Upon the Closing and after giving effect to the PIPE Financing, investment funds advised by RA Capital are expected to own approximately 13% of the outstanding New Freenome Common Stock.

Except as set forth herein or such as would occur upon or in connection with completion of, or following, the actions discussed herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, from time to time, acquire additional equity securities or debt securities of the Issuer, which debt securities may be convertible or non-convertible, secured or unsecured, and could involve the monetization of potential revenue streams deriving from development-stage or commercial programs of the Issuer, or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses. As described above, Dr. Kolchinsky is expected to join the board of directors of New Freenome in connection with the Closing. Dr. Kolchinsky will engage in regular discussions with the board of directors and management as part of his duties as a director.
Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and board, other investment opportunities available to RA Capital, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of Class A ordinary shares and percentages of the Class A ordinary beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 8,911,250 Class A ordinary shares outstanding as of November 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of Class A ordinary as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary subject to this 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The contents of Item 4 are incorporated herein by reference.

Investor Rights Agreement

In connection with the Closing, New Freenome, Perceptive Capital Solutions Holdings, a Cayman Islands exempted limited company (the "Sponsor"), and certain stockholders of Freenome, including investment funds advised by RA Capital, will enter into an investor rights agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, among other things, New Freenome will agree that, within 30 calendar days following the Closing Date, New Freenome will file with the SEC (at New Freenome's sole cost and expense) a registration statement registering the resale of certain shares of New Freenome Common Stock held by or issuable to the parties thereto (the "Resale Registration Statement"), and New Freenome will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands.

The foregoing description of the Investor Rights Agreement is subject to and qualified in its entirety by reference to the form of Investor Rights Agreement, which is filed herewith as Exhibit 99.5 hereto and the contents of which are incorporated herein by reference.

Lock-Up Agreement

In connection with the Closing, the Sponsor and certain Freenome stockholders, including investment funds advised by RA Capital, will enter into a lock-up agreement (the "Lock-Up Agreement") with New Freenome.

Pursuant to the Lock-Up Agreement, the stockholders subject thereto will agree not to transfer (except for certain permitted transfers) any shares of New Freenome Common Stock held by such holder after the Domestication until six months after the Closing Date.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as Exhibit 99.6 hereto and the contents of which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Business Combination Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

Exhibit 99.3 Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

Exhibit 99.4 Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

Exhibit 99.5 Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

Exhibit 99.6 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K (File No. 001-42126), filed on December 5, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (12/12/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (12/12/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (12/12/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (12/12/2025)